Mail Stop 3720

								March 24, 2006

Via U.S. Mail and Fax (650-745-2677)
Mr. Wing Yu
Chief Executive Officer
Financialcontent, Inc.
400 Oyster Boulevard
Suite 435
San Francisco, CA 94080

	Re:	Financialcontent, Inc.
      Form 10-KSB for Fiscal Year Ended June 30, 2005
		Filed October 4, 2005

Dear Mr. Yu:

	We have completed our review of your Form 10-KSB/A and related filings and do not, at this time, have any further comments.


								Sincerely,

								 /s/ Kyle Moffatt for

								Larry Spirgel
								Assistant Director





??

??

??

??

Mr. Robin N. Dickson
Harmonic Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE